

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2020

Michael Bell
Chief Financial Officer
CareDx, Inc.
1 Tower Place
South San Francisco, California 94080

   Re: **CareDx, Inc.**
     Form 10-K for the Year Ended December 31, 2019
     Filed February 28, 2020
     Form 8-K
     Filed April 30, 2020
     File No. 001-36536

Dear Mr. Bell:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Jeff Hartlin